Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

China Ming Yang Wind Power Group Limited:

We consent to the use of our reports dated April 30, 2013, with respect to the consolidated statements of financial position of China Ming Yang Wind Power Group Limited and its subsidiaries as of December 31, 2011 and 2012, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 annual report on Form 20-F of China Ming Yang Wind Power Group Limited, incorporated herein by reference.

/s/ KPMG

Hong Kong, China

November 18, 2013